++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                            Filed pursuant to Rule 424(b)(5)
                                            SEC File No. 333-37897
                 SUBJECT TO COMPLETION, DATED NOVEMBER 14, 1997
           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 5, 1997

                                  $300,000,000

                                      LOGO
                [Logo of ENSCO International Inc. appears here]
                        ENSCO INTERNATIONAL INCORPORATED

                  $150,000,000  % NOTES DUE NOVEMBER   , 2007
                $150,000,000  % DEBENTURES DUE NOVEMBER   , 2027

                                  ----------

  Interest on the    % Notes due November   , 2007 (the "Notes") and the   %
Debentures due November   , 2027 (the "Debentures") is payable on May    and
November    of each year, commencing May   , 1998. The Notes and the Debentures
may be redeemed at any time at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption plus a Make-Whole Premium (as defined below), if any, relating to the then prevailing Treasury Yield (as defined below) and the remaining life of the Notes or Debentures. The Notes and Debentures will be represented by one or more global securities ("Global Securities") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through records maintained by DTC and its participants. Except as described herein, neither the Notes nor the Debentures will be offered in definitive form. The Notes and Debentures will be issued only in denominations of $1,000 and integral multiples thereof. The Notes and Debentures are being offered separately and not as a unit. See "Description of the Notes and Debentures".

                                  ----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
   WHICH  IT RELATES.  ANY  REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL
    OFFENSE.

                                  ----------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1)  DISCOUNT(2) COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Note...........................             %              %            %
 Total.............................      $              $            $
Per Debenture......................             %              %            %
 Total.............................      $              $            $

-----
(1) Plus accrued interest, if any, from November   , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $   payable by the Company.

                                  ----------

  The Notes and Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about
November   , 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

             BT ALEX. BROWN

                        CREDIT SUISSE FIRST BOSTON

                                                            SALOMON BROTHERS INC

                                  ----------

          The date of this Prospectus Supplement is November   , 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                          FORWARD-LOOKING INFORMATION

  The statements included in this Prospectus Supplement and the accompanying Prospectus regarding future financial performance, expected market trends and results of future operations and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("the Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements to the effect that the Company or management "anticipates," "believes," "estimates," "expects," "predicts," or "projects" a particular result or course of events, or that such result or course of events "should" occur, and similar expressions, are also intended to identify forward-looking statements. Such statements are subject to numerous risks, uncertainties and assumptions and other factors discussed in this Prospectus Supplement, the accompanying Prospectus and in the Company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying such statements prove incorrect, actual results may vary materially from those expressed or implied by such forward-looking statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. As used herein and unless the context requires otherwise, the "Company" means ENSCO International Incorporated and its subsidiaries and its predecessors.

                                  THE COMPANY

  ENSCO International Incorporated is one of the leading international providers of offshore drilling and marine transportation services to the oil and gas industry, with a fleet of 52 offshore drilling rigs and 37 oilfield support vessels. The Company owns and operates the world's largest fleet of premium jackup rigs, with 35 jackup rigs located throughout the world. Premium jackups are generally defined as jackup rigs that have an independent leg design and are capable of working in water depths of up to approximately 250 to 350 feet. These rigs are preferred because of their ability to work in many offshore producing areas around the world in water depths commonly encountered on continental shelves. The Company also owns and operates the fourth largest fleet of oilfield supply vessels in the Gulf of Mexico, as well as seven platform and ten barge drilling rigs.

  The Company's operations are concentrated in four principal geographic regions--North America, South America, Europe and Asia Pacific. In North America, the Company's offshore fleet consists of 22 jackup rigs, seven platform rigs, and 37 oilfield support vessels, all located in the Gulf of Mexico. The Company's European operations consist of six jackup rigs currently deployed in the United Kingdom and Dutch sectors of the North Sea. In South America, the Company's fleet consists of ten lake barge drilling rigs located in Venezuela. In Asia Pacific, the fleet consists of seven jackup rigs deployed in various locations. All of the Company's domestic and foreign operations are conducted through wholly owned subsidiaries, with the exception of the Company's Venezuelan operations in which the Company holds an 85% interest.

                               BUSINESS STRATEGY

  The Company is focused on the offshore drilling and marine transportation segments of the oilfield services market, which it believes offer the best long-term growth potential. The Company expects to grow and to enhance its financial performance through the following strategic initiatives:

 Fleet Additions

  Over the last several years, the Company has added both offshore drilling rigs and oilfield support vessels to expand its presence in these two businesses, and has disposed of operations that did not fit with the Company's strategic emphasis. Since 1992, the Company has acquired 33 of its 35 jackup rigs, each of its seven platform rigs and eight of its 37 oilfield support vessels, including two large anchor handling tug supply vessels. In June 1996, the Company acquired DUAL DRILLING COMPANY ("Dual"). The Dual acquisition added ten premium jackup rigs to the Company's fleet and expanded the Company's international operations into the Asia Pacific region. In 1993 and 1994, the Company built eight new lake drilling barges to service the drilling needs of a subsidiary of the Venezuelan national oil company. These barge rigs were built against five year, full payout contracts. The Company expects to continue to pursue acquisitions of offshore rigs and vessels that meet the Company's strict criteria for high quality and capability, and improved financial performance. If the drilling market continues to improve, the Company will evaluate opportunities to construct new drilling rigs.

 Equipment Enhancements

  The Company has invested approximately $315 million since 1993 in upgrading and extending the service life of its assets. By enhancing its asset base, the Company has positioned many of its rigs in higher margin segments of the market, thus contributing to the Company's increased profitability. The Company has increased the capability of all six of its rigs in the North Sea to better support extended reach drilling and to address the environmental requirements of this market. The Company has increased the water-depth and/or drilling capability of seven of its eleven large jackup rigs located in the Gulf of Mexico and similarly plans to enhance the remaining four large jackup rigs by the end of 1998. The Company has also enhanced five of its seven jackup rigs in the Asia Pacific region and plans to enhance the remaining two in 1998.

 Geographic Cores

  The Company has concentrated its assets in the Gulf of Mexico, the North Sea, Venezuela and the Asia Pacific region. By concentrating its assets in selected geographic markets, the Company is able to focus its marketing efforts, better serve its customers and limit the number of expensive shorebase facilities required to support its field operations. The Company believes this allows it to better control costs to maximize financial performance.

                              INDUSTRY CONDITIONS

  The market for offshore drilling and marine transportation services is largely determined by the supply of and demand for equipment. From the mid-1980s to the early 1990s, demand for offshore drilling and marine equipment was generally flat, while the over supply of offshore drilling and marine equipment gradually decreased, primarily due to attrition. Since 1994, demand has steadily improved and, as a result, day rates and utilization for offshore drilling and marine equipment have increased. Technological advancements, such as three dimensional seismic, extended reach drilling, and multilateral drilling techniques, have improved the economics of finding and developing oil and gas reserves. As a result, oil companies have increased their exploration and production budgets, which has lead to increased demand for drilling and marine transportation services. Nearly all actively marketed offshore rigs in the world are currently under contract, and the demand for high quality rigs exceeds supply in many markets.

  In response to higher demand for offshore rigs, a number of offshore drilling contractors, including the Company, are upgrading equipment to meet customer needs for more capable drilling equipment. Some new offshore rigs are being built, but most new equipment currently planned or under construction is targeted for deep water drilling, such as semi-submersible rigs and drillships. Currently, there are relatively few new jackup rigs on order. The Company believes that increased demand for offshore rigs and marine transportation services will be sustained over the next several years.

                                  THE OFFERING

Securities Offered..........  $150,000,000 aggregate principal amount of  %
                              Notes due November   , 2007 (the "Notes").
                              $150,000,000 aggregate principal amount of  %
                              Debentures due November   , 2027 (the
                              "Debentures").

Interest Payment Dates......  May and November   , commencing May   , 1998 .

Ranking.....................  The Notes and Debentures will rank pari passu with all existing unsecured, unsubordinated indebtedness of the Company. See "Description of the Notes and Debentures--Ranking".

Optional Redemption.........  The Notes and the Debentures may be redeemed at any time at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption plus a Make-Whole Premium (as defined below), if any, relating to the then prevailing Treasury Yield (as defined below) and the remaining life of the Notes or Debentures. See "Description of the Notes and Debentures--Optional Redemption".

Certain Covenants...........  The indenture and supplemental indenture relating to the Notes and Debentures will contain limitations on the Company's ability to (i) incur indebtedness secured by certain liens, (ii) engage in certain sale/leaseback transactions and
                              (iii) engage in certain merger, consolidation or reorganization transactions. See "Description of the Notes and Debentures--Certain Covenants".

Use of Proceeds.............  Approximately $75 million of the net proceeds from the offering of the Notes and Debentures (the "Offering") will be used to retire the Company's existing revolving credit facility, and the balance of the proceeds will be used to acquire an additional jackup rig and for general corporate purposes. Following the completion of the Offering, the Company intends to replace its existing secured credit facility with an unsecured credit facility. See "Use of Proceeds".

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  This summary consolidated financial data should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1997.

                                  NINE MONTHS ENDED         YEAR ENDED
                                    SEPTEMBER 30,          DECEMBER 31,
                                  ------------------  ------------------------
                                    1997    1996(1)   1996(1)    1995    1994
                                  --------  --------  --------  ------  ------
                                        (IN MILLIONS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA(2)
  Operating revenues............. $  580.3  $  316.4  $  468.8  $279.1  $245.5
  Operating expenses.............    238.1     165.5     238.3   165.5   144.6
  Depreciation and amortization .     76.9      57.9      81.8    58.4    51.8
                                  --------  --------  --------  ------  ------
  Operating income...............    265.3      93.0     148.7    55.2    49.1
  Other expense..................     11.5        .9       6.0     7.9     8.8
                                  --------  --------  --------  ------  ------
  Income from continuing
   operations before income taxes
   and minority interest.........    253.8      92.1     142.7    47.3    40.3
  Provision for income taxes.....     95.2      26.6      44.0     3.4     3.7
  Minority interest..............      2.3       2.0       3.3     2.1     3.0
                                  --------  --------  --------  ------  ------
  Income from continuing
   operations....................    156.3      63.5      95.4    41.8    33.6
  Income from discontinued
   operations(2).................       --        --        --     6.3     3.6
                                  --------  --------  --------  ------  ------
  Net income..................... $  156.3  $   63.5  $   95.4  $ 48.1  $ 37.2
                                  --------  --------  --------  ------  ------
OTHER FINANCIAL DATA
  Capital expenditures(3)........ $  140.6  $  106.3  $  176.0  $143.2  $150.4
  EBITDA.........................    342.2     150.9     230.5   113.6   100.9
  Ratio of EBITDA to interest
   expense.......................    19.71x    10.23x    11.03x   6.86x   7.15x
  Ratio of earnings to fixed
   charges
    Historical...................    15.07x     6.96x     7.62x   3.69x   3.61x
    Pro forma(4).................
BALANCE SHEET DATA (END OF
 PERIOD)
  Working capital................ $  181.1  $   95.1  $  107.5  $ 78.9  $129.2
  Total assets...................  1,486.9   1,250.4   1,315.4   821.5   773.1
  Long-term debt, net of current
   portion.......................    209.3     253.5     258.6   159.2   162.5
  Stockholders' equity...........  1,000.4     814.7     846.0   531.2   488.0

--------
(1) The Company acquired Dual on June 12, 1996. Statement of Operations Data includes the results of Dual from the acquisition date.
(2) The Company sold its technical services segment in 1995. Results of the technical services segment have been reclassified for comparative purposes. The 1995 results include a gain of $5.2 million in connection with the sale of the technical services segment.
(3) Excludes the value of stock issued in the acquisition of Dual.
(4) Assumes the Company's repayment of all of its borrowings under its revolving credit facility (which totaled $125.1 million as of January 1, 1997 and $100.0 million as of September 30, 1997) and that the Notes and the Debentures bear interest at annual rates of % and %, respectively. See "Use of Proceeds".

                                USE OF PROCEEDS

  The estimated net proceeds of approximately $297 million from the Offering (after deducting the underwriting discount and estimated expenses of the Offering to be paid by the Company) will be used (i) to retire its existing revolving credit facility, (ii) for the expected acquisition of an additional jackup rig and (iii) for general corporate purposes. See "Business--Expected Acquisition". The Company's existing revolving credit facility carries a floating interest rate tied to the London InterBank Offered Rate; as of October 31, 1997, the interest rate on the revolving credit facility was 6.125%. Following the completion of the Offering, the Company intends to replace its existing secured credit facility with an unsecured credit facility.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1997, and as adjusted to give effect to (i) the sale of the Notes and Debentures and the application of a portion of the estimated net proceeds therefrom to retire the Company's revolving credit facility as described under "Use of Proceeds" and (ii) the Company's repayment of borrowings under its revolving credit facility of $25.0 million on October 20, 1997:

                                                          SEPTEMBER 30, 1997
                                                        -----------------------
                                                          ACTUAL    AS ADJUSTED
                                                        ----------  -----------
                                                            (IN THOUSANDS)
DEBT
  Notes offered hereby................................. $       --  $  150,000
  Debentures offered hereby............................         --     150,000
  Revolving credit facility............................    100,000          --
  9 7/8% Senior Subordinated Notes.....................     74,805      74,805
  Secured term loans (non-recourse to the Company).....     52,362      52,362
  Secured term loans...................................     14,870      14,870
                                                        ----------  ----------
    Total debt.........................................    242,037     442,037
  Less current maturities..............................     32,778      32,778
                                                        ----------  ----------
    Total long-term debt...............................    209,259     409,259
                                                        ----------  ----------
STOCKHOLDERS' EQUITY
  Common stock, par value $.10 per share, 250,000,000
   shares authorized, 142,259,114 shares issued
   and outstanding.....................................     15,509      15,509
  Additional paid-in capital...........................    835,314     835,314
  Retained earnings....................................    224,560     224,560
  Restricted stock (unearned compensation).............     (7,085)     (7,085)
  Cumulative translation adjustment....................     (1,086)     (1,086)
  Treasury stock.......................................    (66,805)    (66,805)
                                                        ----------  ----------
    Total stockholders' equity.........................  1,000,407   1,000,407
                                                        ----------  ----------
      Total capitalization............................. $1,209,666  $1,409,666
                                                        ==========  ==========

                                   BUSINESS

  The Company is one of the leading international providers of offshore drilling and marine transportation services to the oil and gas industry, with a fleet of 52 offshore drilling rigs and 37 oilfield support vessels. The Company owns and operates the world's largest fleet of premium jackup rigs, with 35 jackup rigs. Premium jackups are generally defined as jackup rigs that have an independent leg design and are capable of working in water depths of up to approximately 250 to 350 feet. These rigs are preferred because of their ability to work in many offshore producing areas around the world in water depths commonly encountered on continental shelves. The Company also owns and operates the fourth largest fleet of oilfield supply vessels in the Gulf of Mexico, as well as seven platform and ten barge drilling rigs.

  The Company's operations are concentrated in four principal geographic regions--North America, South America, Europe and Asia Pacific. In North America, the Company's offshore fleet consists of 22 jackup rigs, seven platform rigs and 37 oilfield support vessels, all located in the Gulf of Mexico. The Company's European operations consist of six jackup rigs currently deployed in the United Kingdom and Dutch sectors of the North Sea. In South America, the Company's fleet consists of ten lake barge drilling rigs located in Venezuela. In Asia Pacific, the fleet consists of seven jackup rigs deployed in various locations. All of the Company's domestic and foreign operations are conducted through wholly owned subsidiaries, with the exception of the Company's Venezuelan operations in which the Company holds an 85% interest; a locally owned private company owns the remaining 15%.

  The Company was formed as a Texas corporation in 1975 and was reincorporated in Delaware in 1987. The Company's principal office is located at 2700 Fountain Place, 1445 Ross Avenue, Dallas, Texas 75202-2792, and its telephone number is (214) 922-1500.

BUSINESS STRATEGY

  The Company is focused on the offshore drilling and marine transportation segments of the oilfield services market, which it believes offer the best long-term growth potential. The Company expects to grow and to enhance its financial performance through the following strategic initiatives:

 Fleet Additions

  Over the last several years, the Company has added both offshore drilling rigs and oilfield support vessels to expand its presence in these two businesses, and has disposed of operations that did not fit with the Company's strategic emphasis. Since 1992, the Company has acquired 33 of its 35 jackup rigs, each of its seven platform rigs and eight of its 37 oilfield support vessels, including two large anchor handling tug supply vessels. In June 1996, the Company acquired Dual. The Dual acquisition added ten premium jackup rigs to the Company's fleet and expanded the Company's international operations into the Asia Pacific region. In 1993 and 1994, the Company built eight new lake drilling barges to service the drilling needs of a subsidiary of the Venezuelan national oil company. These barge rigs were built against five year, full payout contracts. The Company expects to continue to pursue acquisitions of offshore rigs and vessels that meet the Company's strict criteria for high quality and capability, and improved financial performance. See "--Expected Acquisition". If the drilling market continues to improve, the Company will evaluate opportunities to construct new drilling rigs.

 Equipment Enhancements

  The Company has invested approximately $315 million since 1993 in upgrading and extending the service life of its assets. By enhancing its asset base, the Company has positioned many of its rigs in higher margin segments of the market, thus contributing to the Company's increased profitability. The Company has increased the capability of all six of its rigs in the North Sea to better support extended reach drilling and to address the environmental requirements of this market. The Company has increased the water-depth and/or drilling capability of seven of its eleven large jackup rigs located in the Gulf of Mexico and similarly plans to enhance the remaining four large jackup rigs by the end of 1998. The Company has also enhanced five of its seven jackup rigs in the Asia Pacific region and plans to enhance the remaining two in 1998.

 Geographic Cores

  The Company has concentrated its assets in the Gulf of Mexico, the North Sea, Venezuela and the Asia Pacific region. By concentrating its assets in selected geographic markets, the Company is able to focus its marketing efforts, better serve its customers and limit the number of expensive shorebase facilities required to support its field operations. The Company believes this allows it to better control costs and maximize financial performance.

INDUSTRY CONDITIONS

  The market for offshore drilling and marine transportation services is largely determined by the supply of and demand for available equipment. From the mid-1980s to the early 1990s, demand for offshore drilling and marine equipment was generally flat, while the over supply of offshore drilling and marine equipment gradually decreased, primarily due to attrition. Since 1994, demand has steadily improved and, as a result, day rates and utilization for offshore drilling and marine equipment have increased. Technological advancements, such as three dimensional seismic, extended reach drilling and multilateral drilling techniques, have improved the economics of finding and developing oil and gas reserves. As a result, oil companies have increased their exploration and production budgets, which has lead to increased demand for drilling and marine transportation services. Nearly all actively marketed offshore rigs in the world are currently under contract, and the demand for high quality rigs exceeds supply in many markets.

  In response to higher demand for offshore rigs, a number of offshore drilling contractors, including the Company, are upgrading equipment to meet customer needs for more capable drilling equipment. Some new offshore rigs are being built, but most new equipment currently planned or under construction, such as semi-submersible rigs and drillships, is targeted for deep water drilling. Currently, there are relatively few new jackup rigs on order. The Company believes that increased demand for offshore rigs and marine transportation services should be sustained over the next several years.

DRILLING RIG FLEET

  The Company operates three types of drilling rigs--jackup rigs, barge drilling rigs and platform rigs. The Company's drilling rigs consist of engines, drawworks, derricks, pumps to circulate the drilling fluid, blowout preventers, drill string and related equipment. The engines power a drive mechanism that turns a bit consisting of rotating cones so that a hole is drilled by grinding the rock which is then carried to the surface by the drilling fluid. The intended well depth and the drilling conditions are the principal factors that determine the size and type of rig most suitable for a particular drilling job.

 Jackup Rigs

  Jackup rigs stand on the ocean floor with their hull and drilling equipment elevated above the water on connected leg supports. Jackup rigs are generally preferred in water depths of 350 feet or less. All of the Company's jackup rigs are of the independent leg design. The majority of the Company's jackup units are equipped with cantilevers, which allow the rigs to extend outward from their hulls over fixed platforms enabling drilling of both exploratory and development wells. The jackup rig hull includes the drilling rig, jacking system, crews' quarters, storage and loading facilities, helicopter landing pad and related equipment.

 Barge Drilling Rigs

  Barge drilling rigs are towed to the drilling location and are held in place by anchors while drilling activities are conducted. The Company's barge drilling rigs have all of the crews' quarters, storage facilities and related equipment mounted on floating barges, with the drilling equipment cantilevered from the stern of the barge.

 Platform Rigs

  Platform rigs are designed to be temporarily installed on permanently constructed offshore platforms. The platform rig sections are lifted onto the offshore platforms with the use of heavy lift cranes. A platform rig typically stays at a location for a longer period of time than a jackup rig, because several wells can be drilled from a single offshore platform.

                         DRILLING RIG AND MARINE FLEET

  The following table provides certain information about the Company's drilling rig fleet as of November 1, 1997:

                                  JACKUP RIGS

                             YEAR                      WATER  RATED      CURRENT        CURRENT
        RIG NAME         BUILT/REBUILT   RIG MAKE(1)   DEPTH  DEPTH     LOCATION        CUSTOMER
------------------------ ------------- --------------- ----- ------- --------------- --------------
NORTH AMERICA
ENSCO 51................     1982        FG-780II-C    300'  25,000' Gulf of Mexico      Total
ENSCO 54................   1982/1997     FG-780II-C    300'  25,000' Gulf of Mexico       (2)
ENSCO 55................   1981/1997     FG-780II-C    300'  25,000' Gulf of Mexico    Forcenergy
ENSCO 60................   1981/1997      Lev-111-C    300'  25,000' Gulf of Mexico     Enserch
ENSCO 64................     1974         MLT 53-S     250'  30,000' Gulf of Mexico     Newfield
ENSCO 67................   1976/1996      MLT 84-S     400'  30,000' Gulf of Mexico     McMoran
ENSCO 68................     1976         MLT 84-S     350'  30,000' Gulf of Mexico      Murphy
ENSCO 69................   1976/1995      MLT 84-S     400'  25,000' Gulf of Mexico     Newfield
ENSCO 81................     1979         MLT 116-C    350'  25,000' Gulf of Mexico     Coastal
ENSCO 82................     1979         MLT 116-C    300'  25,000' Gulf of Mexico  British Borneo
ENSCO 83................     1979        MLT 82 SD-C   250'  25,000' Gulf of Mexico      Enron
ENSCO 84................     1981        MLT 82 SD-C   250'  25,000' Gulf of Mexico    UMC/Enron
ENSCO 86................     1981        MLT 82 SD-C   350'  30,000' Gulf of Mexico      Exxon
ENSCO 87................     1982         MLT 116-C    250'  25,000' Gulf of Mexico     Coastal
ENSCO 88................     1982        MLT 82 SD-C   250'  25,000' Gulf of Mexico   Hall Houston
ENSCO 89................     1982        MLT 82 SD-C   250'  25,000' Gulf of Mexico      Exxon
ENSCO 90................     1982        MLT 82 SD-C   250'  25,000' Gulf of Mexico      Exxon
ENSCO 93................     1982        MLT 82 SD-C   250'  25,000' Gulf of Mexico      Conoco
ENSCO 94................     1981       Hitachi-250C   250'  25,000' Gulf of Mexico      Mobil
ENSCO 95................     1981       Hitachi-250C   250'  25,000' Gulf of Mexico     Chevron
ENSCO 98................     1977        MLT 82 SD-C   250'  25,000' Gulf of Mexico      Apache
ENSCO 99................     1985        MLT 82 SD-C   250'  30,000' Gulf of Mexico      Exxon
EUROPE
ENSCO 70................   1981/1996   Hitachi-300C NS 250'  30,000' The Netherlands   NAM (Shell)
ENSCO 71................   1982/1995   Hitachi-300C NS 225'  25,000' The Netherlands   NAM (Shell)
ENSCO 72................   1981/1996   Hitachi-300C NS 225'  25,000' The Netherlands   NAM (Shell)
ENSCO 80................   1978/1995     MLT 116E-C    225'  30,000' United Kingdom       Arco
ENSCO 85................   1981/1995      MLT 116-C    225'  25,000' The Netherlands   NAM (Shell)
ENSCO 92................   1982/1996      MLT 116-C    225'  25,000' United Kingdom      Conoco

                                  JACKUP RIGS

                      YEAR                   WATER  RATED   CURRENT   CURRENT
    RIG NAME      BUILT/REBUILT RIG MAKE(1)  DEPTH  DEPTH  LOCATION   CUSTOMER
    --------      ------------- ------------ ----- ------- --------- ----------
ASIA PACIFIC
ENSCO 50.........     1983       FG-780II-C  300'  25,000'   India      ONGC
ENSCO 52.........   1983/1997    FG-780II-C  300'  25,000' Malaysia   Petronas
ENSCO 53.........     1982       FG-780II-C  300'  30,000'   India      ONGC
ENSCO 56.........   1983/1997    FG-780II-C  300'  25,000' Australia   Apache
ENSCO 57.........   1982/1997    FG-780II-C  300'  25,000' Thailand    Unocal
ENSCO 96.........   1982/1997   Hitachi-250C 250'  25,000'   Qatar   Ras Laffan
ENSCO 97.........   1980/1997   MLT 82 SD-C  250'  30,000'   Qatar     Maersk

                              BARGE DRILLING RIGS

                                            YEAR       RATED   CURRENT  CURRENT
                  RIG NAME              BUILD/REBUILT  DEPTH  LOCATION  CUSTOMER
                  --------              ------------- ------- --------- --------
      ENSCO V..........................   1982/1996   15,000' Venezuela  PdVSA
      ENSCO VI.........................   1991/1996   15,000' Venezuela  PdVSA
      ENSCO VII........................     1993      20,000' Venezuela  PdVSA
      ENSCO VIII.......................     1993      20,000' Venezuela  PdVSA
      ENSCO IX.........................     1993      20,000' Venezuela  PdVSA
      ENSCO X..........................     1993      20,000' Venezuela  PdVSA
      ENSCO XI.........................     1994      25,000' Venezuela  PdVSA
      ENSCO XII........................     1994      25,000' Venezuela  PdVSA
      ENSCO XIV........................     1994      25,000' Venezuela  PdVSA
      ENSCO XV.........................     1994      25,000' Venezuela  PdVSA

                                 PLATFORM RIGS

                                   YEAR       RATED     CURRENT       CURRENT
              RIG NAME         BUILT/REBUILT  DEPTH     LOCATION      CUSTOMER
              --------         ------------- ------- -------------- ------------
      ENSCO 20(3).............     1980      25,000'     China          Arco
      ENSCO 21................   1982/1996   25,000' Gulf of Mexico   Phillips
      ENSCO 22................   1982/1997   25,000' Gulf of Mexico    Mobil
      ENSCO 23................     1980      30,000' Gulf of Mexico Amerada Hess
      ENSCO 24................     1980      25,000' Gulf of Mexico     (2)
      ENSCO 25................     1980      30,000' Gulf of Mexico    Texaco
      ENSCO 26................     1982      30,000' Gulf of Mexico   Marathon
      ENSCO 29................     1981      30,000' Gulf of Mexico     (2)

--------
(1) All jackup rigs are independent cantilever design except for ENSCO 64, 67, 68 and 69 which are independent leg slot rigs.
(2) ENSCO 54, 24 and 29 currently are in shipyards for modification and enhancement.
(3) ENSCO 20 is managed by, but is not owned by, the Company.

MARINE TRANSPORTATION OPERATIONS

  The Company's marine transportation fleet of 37 vessels consists of five anchor handling tug supply ("AHTS") vessels, 24 supply vessels and eight mini-supply vessels.

  The Company's five AHTS vessels ordinarily support semi-submersible drilling rigs and large offshore construction projects or provide towing services. The 24 supply vessels and eight mini-supply vessels support general drilling and production activity by ferrying supplies between land and offshore facilities. All of the Company's marine transportation vessels have drilling fluid handling capabilities which management believes enhance their marketability.

                                 MARINE FLEET

  The following table provides certain information about the Company's marine transportation vessels as of November 1, 1997:

                         NO. OF    YEAR
      VESSEL TYPE        VESSELS   BUILT   HORSE POWER  LENGTH      LOCATION
      -----------        ------- --------- ----------- --------- --------------
KODIAKS--AHTS...........     2     1983      12,000      225'    Gulf of Mexico
OTHER--AHTS.............     3   1976-1983 5,800-7,240 185'-230' Gulf of Mexico
SUPPLY..................    24   1977-1985 1,800-3,000 166'-185' Gulf of Mexico
MINI-SUPPLY.............     8   1981-1984    1,200    140'-146' Gulf of Mexico
                           ---
  Total.................    37
                           ===

EXPECTED ACQUISITION

  The Company has signed a letter of intent to acquire the West Omikron, a Marathon LeTourneau 150-88C Gorilla class jackup drilling rig. The purchase price for the rig is approximately $103 million. The closing of the transaction is expected to occur by the end of December 1997.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company incorporated by reference in the accompanying Prospectus. The selected consolidated financial data as of December 31, 1994, 1993 and 1992 and for each of the two years in the period ended December 31, 1993 have been derived from audited consolidated financial statements of the Company not incorporated by reference in the accompanying Prospectus. The selected consolidated financial data as of September 30, 1997 and September 30, 1996 are unaudited, but in the opinion of management have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such data. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1997, which are incorporated by reference in the accompanying Prospectus.

                         NINE MONTHS ENDED               YEAR ENDED
                           SEPTEMBER 30,                DECEMBER 31,
                         ----------------- ---------------------------------------
                           1997   1996(1)  1996(1)   1995   1994  1993(2)  1992(3)
                         -------- -------- -------- ------ ------ -------  -------
                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF
 OPERATIONS(4)
 Operating revenues..... $  580.3 $  316.4 $  468.8 $279.1 $245.5 $227.4   $ 84.2
 Operating expenses.....    238.1    165.5    238.3  165.5  144.6  151.2     82.0
 Depreciation and
  amortization..........     76.9     57.9     81.8   58.4   51.8   41.2     12.5
                         -------- -------- -------- ------ ------ ------   ------
 Operating income
  (loss)................    265.3     93.0    148.7   55.2   49.1   35.0    (10.3)
 Other expenses.........     11.5       .9      6.0    7.9    8.8    6.7      8.0
                         -------- -------- -------- ------ ------ ------   ------
 Income (loss) from
  continuing operations
  before income taxes,
  minority interest and
  cumulative effect of
  accounting change.....    253.8     92.1    142.7   47.3   40.3   28.3    (18.3)
 Provision for income
  taxes.................     95.2     26.6     44.0    3.4    3.7    5.9      2.0
 Minority interest......      2.3      2.0      3.3    2.1    3.0    6.9       --
                         -------- -------- -------- ------ ------ ------   ------
 Income (loss) from
  continuing
  operations............    156.3     63.5     95.4   41.8   33.6   15.5    (20.3)
 Income (loss) from
  discontinued
  operations(4).........                --       --    6.3    3.6    3.5     (9.0)
                         -------- -------- -------- ------ ------ ------   ------
 Income (loss) before
  cumulative effect of
  accounting change.....    156.3     63.5     95.4   48.1   37.2   19.0    (29.3)
 Cumulative effect of
  accounting change,
  net of minority
  interest(5)...........       --       --       --     --     --   (2.5)      --
                         -------- -------- -------- ------ ------ ------   ------
 Net income (loss)......    156.3     63.5     95.4   48.1   37.2   16.5    (29.3)
 Preferred stock
  dividend
  requirements..........       --       --       --     --    2.2    4.3      4.3
                         -------- -------- -------- ------ ------ ------   ------
 Income (loss)
  applicable to common
  stock................. $  156.3 $   63.5 $   95.4 $ 48.1 $ 35.0 $ 12.2   $(33.6)
                         ======== ======== ======== ====== ====== ======   ======
 Income (loss) per
  common share(6).......
   Continuing
    operations.......... $   1.10 $    .49 $    .72 $  .35 $  .27 $  .14   $ (.41)
   Discontinued
    operations..........       --       --       --    .05    .03    .04     (.15)
   Cumulative effect of
    accounting change...       --       --       --     --     --   (.03)      --
                         -------- -------- -------- ------ ------ ------   ------
   Income (loss) per
    common share........ $   1.10 $    .49 $    .72 $  .40 $  .30 $  .15   $ (.56)
                         ======== ======== ======== ====== ====== ======   ======
 Weighted average
  common shares
  outstanding(7)........    141.9    129.5    132.6  121.1  115.7   80.7     60.0
BALANCE SHEET DATA (END
 OF PERIOD)
 Working capital........ $  181.1 $   95.1 $  107.5 $ 78.9 $129.2 $124.6   $ 33.8
 Total assets...........  1,486.9  1,250.4  1,315.4  821.5  773.1  689.3    272.4
 Long-term debt, net of
  current portion.......    209.3    253.5    258.6  159.2  162.5  126.0     23.6
 $1.50 preferred stock..       --       --       --     --     --   71.0     71.0
 Stockholders' equity...  1,000.4    814.7    846.0  531.2  488.0  383.9    142.5

--------
(1) The Company acquired Dual on June 12, 1996. Statement of Operations Data includes the results of Dual from the acquisition date.
(2) The Company completed the step acquisition of Penrod Holding Corporation ("Penrod") in August 1993.
(3) Amounts have been restated for adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".
(4) The Company sold its technical services segment in 1995 and its supply segment in 1993. Results of the technical services segment and the supply segment have been reclassified for comparative purposes. The 1995 results include a gain of $5.2 million in connection with the sale of the technical services segment and the 1993 results include a gain of $2.1 million in connection with the sale of the supply segment.
(5) Effective January 1, 1993, Penrod adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions".
(6) Income (loss) per common share amounts have been adjusted for the two-for-one stock split effected on September 15, 1997.
(7) Weighted average common shares outstanding has been adjusted for the two-for-one stock split effected on September 15, 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The Company's net income for the quarter ended September 30, 1997 increased to $67.8 million, $.48 per share, from $27.2 million, $.19 per share, in the prior year quarter. For the nine months ended September 30, 1997, net income increased to $156.3 million, $1.10 per share, from $63.5 million, $.49 per share, in the prior year period. These increases are due primarily to higher average day rates for the Company's drilling rigs and marine vessels over 1996 levels and the benefit from the drilling rigs acquired in the Dual acquisition in mid-June 1996.

  The following analysis highlights the Company's operating results for the three and nine months ended September 30, 1997 and 1996 (in thousands):

                                           THREE MONTHS
                                               ENDED         NINE MONTHS ENDED
                                           SEPTEMBER 30,       SEPTEMBER 30,
                                         ------------------  ------------------
                                           1997      1996      1997      1996
                                         --------  --------  --------  --------
OPERATING RESULTS
 Revenues............................... $223,325  $134,588  $580,343  $316,383
 Operating margin (1)...................  142,934    69,787   352,684   158,831
 Operating income.......................  112,367    43,366   265,266    92,991
 Other income (expense).................   (3,651)   (2,465)  (11,453)     (845)
 Provision for income taxes.............   40,401    12,979    95,217    26,595
 Minority interest......................      511       710     2,289     2,068
 Net income.............................   67,804    27,212   156,307    63,483

REVENUES
 Contract drilling
  Jackup rigs
   North America........................... $100,652 $ 56,670 $255,263 $134,002
   Europe..................................   48,501   22,428  120,145   63,174
   Asia Pacific(2).........................   22,788   11,828   53,932   13,761
                                            -------- -------- -------- --------
    Total jackup rigs......................  171,941   90,926  429,340  210,937
                                            -------- -------- -------- --------
  Barge rigs--South America................   22,150   18,145   63,235   53,232
  Platform rigs(2).........................    5,439    9,176   20,255   10,635
                                            -------- -------- -------- --------
    Total contract drilling................  199,530  118,247  512,830  274,804
                                            -------- -------- -------- --------
 Marine transportation
  AHTS(3)..................................    5,590    4,146   15,675   11,776
  Supply...................................   15,326   10,078   43,655   24,484
  Mini-Supply..............................    2,879    2,117    8,183    5,319
                                            -------- -------- -------- --------
    Total marine transportation............   23,795   16,341   67,513   41,579
                                            -------- -------- -------- --------
      Total................................ $223,325 $134,588 $580,343 $316,383
                                            ======== ======== ======== ========
OPERATING MARGIN(1)
 Contract drilling
  Jackup rigs
   North America........................... $ 70,473 $ 31,411 $168,886 $ 67,870
   Europe..................................   34,010    9,837   78,899   25,858
   Asia Pacific(2).........................   11,491    4,636   22,210    5,326
                                            -------- -------- -------- --------
    Total jackup rigs......................  115,974   45,884  269,995   99,054
                                            -------- -------- -------- --------
  Barge rigs--South America................   11,509   11,863   36,619   34,976
  Platform rigs(2).........................    1,681    2,328    5,667    2,837
  Land rig(4)..............................       --      798       --      752
                                            -------- -------- -------- --------
    Total contract drilling................  129,164   60,873  312,281  137,619
                                            -------- -------- -------- --------
 Marine transportation
  AHTS(3)..................................    3,023    2,096    8,605    6,100
  Supply...................................    9,046    5,789   27,179   12,678
  Mini-supply..............................    1,701    1,029    4,619    2,434
                                            -------- -------- -------- --------
    Total marine transportation............   13,770    8,914   40,403   21,212
                                            -------- -------- -------- --------
      Total................................ $142,934 $ 69,787 $352,684 $158,831
                                            ======== ======== ======== ========

--------
(1) Defined as revenues less operating expenses, exclusive of depreciation and general and administrative expenses.
(2) The 1996 amounts for Asia Pacific and the platform rigs are comprised exclusively of operations acquired in the Dual acquisition in June 1996.
(3) Anchor handling tug supply vessels.
(4) The Company sold its remaining land rig in July 1996.

  The following is an analysis of certain operating information of the Company for the three and nine months ended September 30, 1997 and 1996:

                                                  THREE MONTHS     NINE MONTHS
                                                      ENDED           ENDED
                                                  SEPTEMBER 30,   SEPTEMBER 30,
                                                 --------------- ---------------
                                                  1997    1996    1997    1996
                                                 ------- ------- ------- -------
CONTRACT DRILLING
 Utilization
  Jackup rigs
    North America..............................      97%     95%     96%     92%
    Europe.....................................     100%     83%    100%     85%
    Asia Pacific...............................      86%     98%     76%     96%
                                                 ------- ------- ------- -------
     Total jackup rigs.........................      95%     94%     93%     91%
  Barge rigs--South America....................     100%     99%    100%     88%
  Platform rigs................................      56%     78%     60%     77%
                                                 ------- ------- ------- -------
     Total.....................................      91%     93%     90%     89%
                                                 ======= ======= ======= =======
 Average day rate
  Jackup rigs
    North America..............................  $51,005 $28,422 $44,194 $26,105
    Europe.....................................   87,789  46,880  73,737  45,265
    Asia Pacific...............................   40,915  25,733  37,658  25,591
                                                 ------- ------- ------- -------
     Total jackup rigs.........................   55,800  30,988  48,644  29,728
  Barge rigs--South America....................   24,061  19,789  23,149  21,989
  Platform rigs................................   20,954  16,612  18,394  16,375
                                                 ------- ------- ------- -------
     Total.....................................  $47,224 $26,906 $40,709 $27,019
                                                 ======= ======= ======= =======
MARINE TRANSPORTATION
 Utilization
  AHTS(1)......................................      86%     81%     82%     80%
  Supply.......................................      87%     93%     91%     91%
  Mini-supply..................................      95%     95%     97%     85%
                                                 ------- ------- ------- -------
     Total.....................................      88%     92%     91%     88%
                                                 ======= ======= ======= =======
 Average day rates
  AHTS(1)......................................  $14,098 $ 9,265 $12,305 $ 8,899
  Supply.......................................    8,019   5,120   7,502   4,281
  Mini-supply..................................    4,101   3,020   3,879   2,838
                                                 ------- ------- ------- -------
     Total.....................................  $ 7,905 $ 5,242 $ 7,336 $ 4,663
                                                 ======= ======= ======= =======

--------
(1) Anchor handling tug supply vessels.

 Contract Drilling

  For the quarter ended September 30, 1997, revenues from the drilling segment increased $81.3 million, or 69%, and operating margin increased $68.3 million, or 112%, from the prior year quarter. For the nine months ended September 30, 1997, revenues increased $238.0 million, or 87%, and operating margin increased $174.7 million, or 127%, from the prior year period. The significantly improved 1997 results are primarily due to increased revenue from higher day rates offset, in part, by higher operating expenses. In general, the Company's operating expenses have increased due to rig fleet additions, higher wages, benefits and training costs for offshore rig workers, and increased oilfield equipment and materials costs. As the demand for offshore drilling services has increased, so has the demand for qualified personnel and certain oilfield supply equipment which are fundamental to the Company's operations. The Company places great importance on managing its operations efficiently in order to minimize the effects of these cost increases.

 North America Jackup Rigs
 -------------------------

  For the quarter ended September 30, 1997, revenues from North America jackup rigs increased $44.0 million, or 78%, and operating margin increased by $39.1 million, or 124%, over the prior year quarter. For the nine months ended September 30, 1997, revenues increased $121.3 million, or 90%, and operating margin increased by $101.0 million, or 149%, from the prior year period. These improvements are due primarily to average day rate increases of 79% and 69% for the quarter and nine months ended September 30, 1997, respectively. The Dual acquisition in mid-June 1996 added four jackup rigs to the North America fleet. One of these jackup rigs was transferred from the Gulf of Mexico to the Asia Pacific fleet in the first quarter of 1997.

 Europe Jackup Rigs
 ------------------

  For the quarter ended September 30, 1997, revenues from Europe jackup rigs increased $26.1 million, or 116%, and operating margin increased $24.2 million, or 246%, over the prior year quarter. For the nine months ended September 30, 1997, revenues increased $57.0 million, or 90%, and operating margin increased $53.0 million, or 205%, from the prior year period. These improvements are due primarily to increased average day rates of 87% and 63% for the quarter and nine months ended September 30, 1997, respectively. Also, utilization increased to 100% in the current year periods from 83% and 85% for the comparable three and nine month periods in the prior year, respectively. In the prior year, three of the Europe jackup rigs were undergoing modification and enhancement for a portion of the first nine months of 1996, including one rig that was in the shipyard for the entire third quarter.

 Asia Pacific Jackup Rigs
 ------------------------

  The Asia Pacific operations were acquired in the Dual acquisition. Subsequent to the Dual acquisition, the Company purchased an additional jackup rig located in Southeast Asia in November 1996, and relocated another jackup rig from the Gulf of Mexico to Southeast Asia in the first quarter of 1997. In May 1997, the Company completed the acquisition of the remaining 51% interest in a jointly owned jackup rig located in Southeast Asia. This rig was undergoing modification and enhancement during most of the second quarter and all of the third quarter of 1997 and returned to work in the first part of November. During the second quarter of 1997, two of the Company's Asia Pacific jackup rigs that had previously been in the shipyard since late 1996 undergoing modification and enhancement returned to work. For the quarter ended September 30, 1997, revenues from the Asia Pacific jackup rigs increased $11.0 million, or 93%, and operating margin increased $6.9 million, or 148%, from the prior year quarter. These improvements are primarily attributable to a 59% increase in average day rates from the prior year quarter offset, in part, by a decrease in utilization, from 98% to 86%, due to shipyard downtime. For the nine months ended September 30, 1997, revenues increased $40.2 million, or 292%, and operating margin increased $16.9 million, or 317%, from the prior year period. These increases are primarily due to a full period of operations from the rigs acquired in the Dual acquisition. In the fourth quarter of 1997 the Company plans to begin major modifications to two rigs currently operating off the India coast. It is estimated that these two rigs will be in the shipyard until mid-1998.

 South America Barge Rigs
 ------------------------

  Revenues from South America barge rigs increased $4.0 million, or 22%, and operating margin decreased by $0.4 million, or 3%, from the prior year quarter. The increase in revenues is mostly due to a 22% increase in average day rates. The increase in day rates results from inflation based increases that effectively reimburse the Company for cost increases, thus, resulting in the nearly level operating margin. For the nine months ended September 30, 1997, revenues increased $10.0 million, or 19%, and operating margin increased $1.6 million, or 5%, from the prior year period. The increase in revenues and operating margin is primarily due to the increase in utilization, to 100% for the nine months ended September 30, 1997 compared to 88% for the prior year period. The increase in utilization is attributable to two barge drilling rigs returning to work in May and June of 1996 that had been under modification since 1995. In addition, revenues were up due to a 5% increase in average day rates over the prior year period, principally related to the recovery of inflationary cost increases.

 Marine Transportation

  For the quarter ended September 30, 1997, revenues for the marine transportation segment increased $7.5 million, or 46%, and operating margin increased $4.9 million, or 54%, from the prior year quarter. For the nine months ended September 30, 1997, revenues increased $25.9 million, or 62%, and operating margin increased $19.2 million, or 90%, from the prior year period. The 1997 results improved significantly over the prior year periods due primarily to increased average day rates of approximately 51% and 57% for the comparable three and nine month periods, respectively. In the third quarter of 1997, one of the Company's anchor handling tug supply vessels was converted to a straight supply vessel, decreasing the number of vessels with anchor handling tug capabilities to five.

 General and Administrative Expense

  General and administrative expense increased for the quarter and nine months ended September 30, 1997 as compared to the prior year periods due primarily to personnel added in connection with the Dual acquisition and higher performance based benefit costs.

 Depreciation and Amortization

  Depreciation and amortization expense for the quarter ended September 30, 1997 increased by $3.4 million, or 14%, and for the nine months ended September 30, 1997 increased by $19.1 million, or 33%, from the prior year periods. These increases are due primarily to depreciation and amortization from the drilling rigs acquired and goodwill recorded in connection with the Dual acquisition, additional drilling rigs acquired in November 1996 and May 1997, and major modifications and enhancements to the Company's fleet in 1996 and the first part of 1997.

 Other Income (Expense)

  Other income (expense) for the three and nine months ended September 30, 1997 and 1996 was as follows (in thousands):

                                            THREE MONTHS
                                                ENDED        NINE MONTHS ENDED
                                            SEPTEMBER 30,      SEPTEMBER 30,
                                           ----------------  ------------------
                                            1997     1996      1997      1996
                                           -------  -------  --------  --------
      Interest income..................... $ 1,460  $ 1,051  $  4,161  $  3,385
      Interest expense....................  (5,006)  (6,319)  (15,669)  (14,755)
      Other, net..........................    (105)   2,803        55    10,525
                                           -------  -------  --------  --------
                                           $(3,651) $(2,465) $(11,453) $   (845)
                                           =======  =======  ========  ========

  The Company's interest income increased for the quarter and nine month periods ended September 30, 1997 over the comparable prior year periods due primarily to higher average cash balances in the current year.

  Interest expense decreased for the quarter ended September 30, 1997 as compared to the prior year quarter primarily due to lower average debt balances as a result of debt repayments. Interest expense increased for the nine month period ended September 30, 1997 over the comparable prior year period due primarily to the debt that was added in June 1996 in connection with the Dual acquisition.

  "Other, net" decreased for the quarter ended September 30, 1997 as compared to the prior year quarter due primarily to a $2.9 million gain recorded in the third quarter of 1996 from the sale of securities that the Company had received in the September 1995 disposition of assets of a discontinued operation. For the nine months ended September 30, 1997, "Other, net" decreased primarily due to a $6.4 million gain on a settlement with TransAmerican Natural Gas Corporation recorded in the second quarter of 1996 and the $2.9 million gain recorded in the third quarter of 1996.

 Provision for Income Taxes

  The Company's provisions for income taxes increased significantly for the three and nine months ended September 30, 1997 as compared to the prior year periods due primarily to the increased profitability of the Company and the recognition of the remaining net operating losses for financial reporting purposes in 1996.

LIQUIDITY AND CAPITAL RESOURCES

 Cash Flow and Capital Expenditures

  The Company's cash flow from operations and capital expenditures for the nine months ended September 30, 1997 and 1996 were as follows (in thousands):

                                                                 1997     1996
                                                               -------- --------
      Cash flow from operations............................... $231,963 $148,131
                                                               ======== ========
      Capital Expenditures
        Sustaining............................................ $ 22,664 $ 10,755
        Acquisitions..........................................   96,210   82,262
        Enhancements..........................................   21,676   13,271
                                                               -------- --------
          Total............................................... $140,550 $106,288
                                                               ======== ========

  Cash flow from operations increased by $83.8 million for the nine months ended September 30, 1997 as compared to the same period in the prior year. The increase in cash flow from operations is primarily a result of increased operating margin for the first nine months of 1997 offset, in part, by cash used in the net change in working capital accounts.

  Management anticipates that capital expenditures for the full year 1997, excluding acquisitions, will be approximately $165.0 million to $185.0 million, represented by approximately $30.0 million to $35.0 million for existing operations and $135.0 million to $150.0 million for modifications and enhancements of rigs and vessels. In addition, the Company has signed a letter of intent to acquire the West Omikron, a Marathon LeTourneau 150-88C Gorilla class jackup drilling rig. The purchase price for the rig, which the Company intends to fund with proceeds from this Offering, is approximately $103.0 million and the transaction is expected to close by the end of December 1997. See "Use of Proceeds".

 Financing and Capital Resources

  The Company's long-term debt, total capital and debt to capital ratios at September 30, 1997 and December 31, 1996 are summarized below (in thousands, except percentages):

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
      Long-term debt.................................  $  209,259    $  258,635
      Total capital..................................   1,209,666     1,104,586
      Long-term debt to total capital................       17.3%         23.4%

  The decrease in long-term debt is due to $51.0 million of debt repayments in the first nine months of 1997. The total capital of the Company increased due primarily to the profitability of the Company in the first nine months of 1997 offset, in part, by the $51.0 million of debt repayments in the first nine months of 1997 and dividend payments of approximately $3.5 million in the third quarter.

  In September 1997, the Company paid a cash dividend on its common stock of $.025 per share, after adjustment for a two-for-one stock split which was also effected in September. This dividend was the first cash dividend ever paid on the Company's common stock. The Company currently intends to continue to pay such dividends in the foreseeable future. However, the final determination of the timing, amount and payment of dividends on the common stock is at the discretion of the Board of Directors and will depend on, among other things, the Company's profitability, liquidity, financial condition, and capital requirements.

  As of September 30, 1997, $100.0 million was outstanding under the Company's amended and restated $200.0 million revolving credit facility with a group of international banks. The revolving credit facility carries a floating interest rate tied to the London InterBank Offered Rate. As of October 31, 1997, the interest rate on such facility was 6.125%. The revolving credit facility is secured by a majority of the Company's jackup rigs. On October 20, 1997, the Company repaid $25.0 million of borrowings outstanding under such facility. The Company intends to use approximately $75.0 million of the proceeds from this Offering to retire the revolving credit facility. Following the completion of the Offering, the Company intends to replace such existing secured credit facility with an unsecured credit facility, if such a facility can be obtained on terms acceptable to the Company. There can be no assurance that the Company will replace its existing facility with an unsecured facility. See "Use of Proceeds".

  The Company's liquidity position at September 30, 1997 and December 31, 1996 is summarized in the table below (in thousands, except ratios):

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
      Cash and cash equivalents......................   $121,697      $ 80,698
      Working capital................................    181,144       107,519
      Current ratio..................................        2.5           2.0

                    DESCRIPTION OF THE NOTES AND DEBENTURES

  The Notes and the Debentures (the "Securities") are each a separate series of Debt Securities as described in the accompanying Prospectus under the caption "Description of Debt Securities". Capitalized terms not otherwise defined herein have the meanings given to them in the accompanying Prospectus.

GENERAL

  The Securities will be issued as general unsecured, unsubordinated obligations of the Company. The Notes will be limited to $150,000,000
aggregate principal amount and will mature on November   , 2007. The
Debentures will be limited to $150,000,000 aggregate principal amount, and
will mature on November   , 2027.

  Each series of Securities will bear interest from November   , 1997, payable
semi-annually in arrears on each May and November   , commencing May   , 1998,
at the rates set forth on the cover page of this Prospectus Supplement to the persons in whose names the Securities are registered at the close of business
on the next preceding       and      , respectively.

  The Securities will be issued under an Indenture dated as of November   ,
1997, (the "Indenture"), and a Supplemental Indenture dated as of November   ,
1997 (the "Supplemental Indenture"). Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Securities and of the Indenture.

  The Trustee for the Securities is Bankers Trust Company under the Indenture and the Supplemental Indenture.

  The Securities will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

RANKING

  The Securities will rank pari passu with all existing unsecured, unsubordinated indebtedness of the Company. The Securities will be junior in right of payment to all of the Company's secured obligations (insofar as the assets securing such obligations are concerned). In addition, the rights of creditors of the Company, including the Holders of the Securities, to participate in the assets of any Subsidiary upon such Subsidiary's liquidation or recapitalization, will be subject to prior claims of such Subsidiary's creditors. Substantially all of the assets of the Company are owned by Subsidiaries.

OPTIONAL REDEMPTION

  The Notes and the Debentures may be redeemed at any time at the option of the Company, in whole or in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of Securities to be redeemed at the holder's address appearing in the Securities Register, on any date prior to maturity (the "Redemption Date") at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price be less than 100% of the principal amount of the Notes or Debentures plus accrued interest to the Redemption Date.

  The amount of the Make-Whole Premium with respect to any Security (or portion thereof) redeemed will be equal to the excess, if any, of:

    (i) the sum of the present values, calculated as of the Redemption Date, of:

      A. each interest payment that, but for such redemption, would have been payable on the Security (or portion thereof) redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

      B. the principal amount that, but for such redemption, would have been payable at the final maturity of the Security (or portion thereof) redeemed;

    over

    (ii) the principal amount of the Security (or portion thereof) redeemed.

  The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest and principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined
below) plus    basis points.

  The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company, provided, that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Goldman, Sachs & Co. or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

  For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Securities, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

  The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "Statistical Release"). If the Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

  If less than all of the Securities are to be redeemed, the Trustee will select the Securities to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Securities and portions of Securities in amounts of $1,000 or whole multiples of $1,000.

CERTAIN COVENANTS

 Limitations on Liens

  The Indenture Supplement provides that the Company will not create, assume or suffer to exist any Lien (as defined below) on any Restricted Property (as defined below) to secure any debt of the Company, any Subsidiary or any other Person, or permit any Subsidiary so to do, without securing the Securities equally and ratably with such debt for so long as such debt is so secured. The foregoing restriction does not apply, however, to the following: (1) Liens existing on the date of issuance of the Securities; (2) Liens on Restricted Property of Subsidiaries at the time they become Subsidiaries; (3)

Liens existing on Restricted Property when acquired; (4) any Lien to secure any debt incurred prior to, at the time of, or within 24 months after the acquisition of Restricted Property for the purpose of financing all or any part of the purchase price thereof and any Lien to the extent that it secures debt which is in excess of such purchase price and for the payment of which recourse may be had only against such acquired Restricted Property; (5) any Lien to secure any debt incurred prior to, at the time of, or within 24 months after the completion of the construction and commencement of commercial operation, alteration, repair or improvement of Restricted Property for the purpose of financing all or any part of the cost thereof and any Lien to the extent that it secures debt which is in excess of such cost and for the payment of which recourse may be had only against such Restricted Property;
(6) any Lien securing debt of a Subsidiary owing to the Company or to another Subsidiary; (7) Liens on the stock, partnership or other equity interest of the Company or any Subsidiary in any Joint Venture (as defined below) to secure debt, provided the amount of such debt is contributed and/or advanced solely to such Joint Venture; (8) any Lien in favor of the United States of America or any State thereof or any other country, or any agency, instrumentality or political subdivision of any of the foregoing, to secure partial, progress, advance or other payments or performance pursuant to the provisions of any contract or statute, or any Liens securing industrial development, pollution control or similar revenue bonds; (9) Liens imposed by law, such as mechanics', workers', repairmen's, materialmen's, carriers', vendors' or other similar Liens arising in the ordinary course of business, or governmental (federal, state or municipal) Liens arising out of contracts for the sale of products or services by the Company or any Subsidiary, or deposits or pledges to obtain the release of any of the foregoing; (10) certain pledges or deposits under workers' compensation or similar legislation or in certain other circumstances; (11) certain Liens in connection with legal proceedings, including certain Liens arising out of judgments or awards; (12) Liens for certain taxes or assessments; (13) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in clauses (1) through (12) above, so long as the principal amount of the debt secured thereby does not exceed the principal amount of debt so secured at the time of the extension, renewal or replacement (except that, where an additional principal amount of debt is incurred to provide funds for the completion of a specific project, the additional principal amount, and any related financing costs, also may be secured by the Lien) and the Lien is limited to the same property subject to the Lien so extended, renewed or replaced (plus improvements on the property); and (14) Liens otherwise prohibited by this covenant securing debt that, together with the aggregate amount of outstanding debt secured by Liens otherwise prohibited by this covenant and the value of certain Sale and Leaseback Transactions (as defined below), do not exceed 15% of the Company's Consolidated Net Tangible Assets (as defined below).

 Limitation on Sale and Leaseback

  The Indenture Supplement provides that the Company will not, and will not permit any Subsidiary to, enter into any Sale and Leaseback Transaction (as defined below) covering any Restricted Property unless (1) the Company would be entitled under the provisions described under "Limitation on Liens" above to incur debt equal to the value of such Sale and Leaseback Transaction, secured by Liens on the property to be leased, without equally and ratably securing the Securities, or (2) after the date on which the Securities are originally issued and within a period commencing nine months prior to the effective date of such Sale and Leaseback Transaction and ending nine months after such effective date, the Company or such Subsidiary shall have expended, for Restricted Property used or to be used in the ordinary course of business of the Company and its Subsidiaries, an amount equal to all or a portion of the value of such Sale and Leaseback Transaction and the Company shall have elected to designate such amount as a credit against such Sale and Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (3) below or as otherwise permitted); or (3) the Company during the nine months following the effective date of such Sale and Leaseback Transaction, shall have applied either an amount equal (a) to the value of such Sale and Leaseback Transaction to the voluntary retirement of long-term debt or (b) to the acquisition of

Restricted Property (in either case adjusted to reflect the remaining term of the lease and any amount expended by the Company as set forth in clause (2) above).

 Consolidation, Merger and Sale of Assets

  The Securities are entitled to the benefit of certain restrictive covenants described in the accompanying Prospectus under the heading "Description of Debt Securities--Consolidation, Merger and Sale of Assets".

 Definitions

  "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and (2) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and determined in accordance with generally accepted accounting principles.

  "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by the Company and/or one or more Subsidiaries. A Joint Venture shall not be a Subsidiary.

  "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest.

  "Restricted Property" means (1) any drilling rig or vessel, or portion thereof, owned or leased by the Company or any Subsidiary and used for drilling offshore oil and gas wells, which, in the opinion of the Board of Directors, is of material importance to the business of the Company and its Subsidiaries taken as a whole, but no such drilling rig or vessel, or portion thereof, shall be deemed of material importance if its gross book value (before deducting accumulated depreciation) is less than 1.5% of Consolidated Net Tangible Assets, or (2) any shares of capital stock or indebtedness of any Subsidiary owning any such drilling rig or vessel.

  "Sale and Leaseback Transaction" means any arrangement with any Person pursuant to which the Company or any Subsidiary leases any Restricted Property that has been or is to be sold or transferred by the Company or the Subsidiary to such Person, other than (1) temporary leases for a term, including renewals at the option of the lessee, of not more than five years, (2) leases between the Company and a Subsidiary or between Subsidiaries, (3) leases of Restricted Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Restricted Property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

BOOK-ENTRY SYSTEM

  The Securities initially will be represented by one or more Global Securities deposited with DTC and registered in the name of a nominee of DTC. Except as set forth below, the Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. The term "Depository" refers to DTC or any successor depository.

  DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve

System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Upon the issuance by the Company of Securities represented by the Global Securities, the Depository or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such Global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in Securities represented by the Global Securities will be limited to participants or persons that hold interests through participants. Ownership of such beneficial interests in Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to interests of participants in the Depository), or by participants in the Depository or persons that may hold interests through such participants (with respect to persons other than participants in the Depository). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interest in Securities represented by Global Securities.

  So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security registered in its name. Participants and persons that hold interests through participants will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until the Global Securities are exchanged in whole or in part for individual certificates evidencing the Securities represented thereby, such Global Securities may not be transferred except as a whole by the Depository to a nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor Depository.

  Payments of principal, premium, if any, of and interest on the Securities represented by Global Securities registered in the name of the Depository or its nominee will be made by the Company through the Paying Agent in immediately available funds to the Depository or its nominee, as the case may be, as the registered owner of the Securities represented by such Global Securities.

  The Company has been advised that the Depository or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Securities represented by Global Securities, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective beneficial interest in the Securities represented by the Global Securities as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in the Securities represented by the Global Securities will be governed by standing customer instructions and customary practices. Such payments will be the responsibility of such participants.

  If the Depository is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue individual Securities in definitive form in exchange for the Global Securities. In addition, the Company may at any time in its sole discretion determine not to have Global Securities and, in such event, will issue individual Securities in definitive form in exchange for the Global Securities. In either instance, the Company will issue Securities in definitive form, equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depository shall request. Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

  Neither the Company, the Trustee, any Paying Agent nor the registrar for the Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Securities represented by such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Securities set forth opposite its name below:

                                                       PRINCIPAL    PRINCIPAL
                                                       AMOUNT OF    AMOUNT OF
                      UNDERWRITER                        NOTES      DEBENTURES
                      -----------                     ------------ ------------
   Goldman, Sachs & Co............................... $            $
   BT Alex. Brown Incorporated.......................
   Credit Suisse First Boston Corporation............
   Salomon Brothers Inc..............................
                                                      ------------ ------------
     Total........................................... $150,000,000 $150,000,000
                                                      ============ ============

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes or Debentures, if any are taken. The Notes and Debentures are being offered separately and not as a unit.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Underwriters propose to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of % of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  In connection with the offering, the Underwriters may purchase and sell the Notes and Debentures in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes and Debentures, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes and Debentures than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes and Debentures sold in the offering may be reclaimed by the Underwriters if such Notes and Debentures are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes and Debentures, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

  The Notes and the Debentures are each a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes and Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or the Debentures.

  In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and commercial banking activities with the Company and its subsidiaries.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                     VALIDITY OF THE NOTES AND DEBENTURES

  The validity of the Notes and Debentures offered hereby will be passed upon for the Company by Baker & McKenzie, Dallas, Texas and New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

PROSPECTUS

                                 $500,000,000

            [Logo of ENSCO International Incorporated appears here]

               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

  ENSCO International Incorporated (the "Company") may from time to time offer, together or separately, its (i) unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), in one or more series, which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (ii) shares of its Serial Preferred Stock, par value $1.00 per share (the "Preferred Stock"), and (iii) shares of its Common Stock, par value $.10 per share (the "Common Stock"), in amounts, at prices and on terms to be determined at the time of the offering. The Debt Securities, Preferred Stock and Common Stock are collectively called the "Securities."

  The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $500,000,000 in aggregate initial public offering price. Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the specific title, aggregate principal amount, the denomination, maturity, premium, if any, the interest rate, if any (which may be at a fixed or variable rate), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency or currencies (including composite currencies) in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the holder, any sinking fund provisions, terms for any conversion into Common Stock, the initial public offering price, listing (if any) on a securities exchange or quotation (if any) on an automated quotation system, acceleration, if any, and other terms and (ii) in the case of Preferred Stock, the specific title, the aggregate number of shares offered, any dividend (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, any terms for any conversion or exchange into Common Stock or Debt Securities, the initial public offering price, listing (if any) on a securities exchange or quotation (if any) on an automated quotation system and other terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

  The Common Stock is listed on the New York Stock Exchange under the trading symbol "ESV." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the New York Stock Exchange, subject to official notice of issuance.

  Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Debt (as defined in the applicable Prospectus Supplement) of the Company.

  The Prospectus Supplement will contain information concerning certain United States federal income tax considerations, if applicable, to the Securities offered.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement relating to such Securities. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in an accompanying Prospectus Supplement.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  The Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers and underwriters.

                The date of this Prospectus is November 5, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".


  No person is authorized to give any information or to make any representations other than those contained in this Prospectus or the accompanying Prospectus Supplement in connection with the offering described herein and therein, and any information or representations not contained herein or therein must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement relating to such Securities. Neither this Prospectus nor any Prospectus Supplement shall constitute an offer to sell or a solicitation of an offer to buy any of the Securities covered by this Prospectus in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus and the applicable Prospectus Supplement at any time does not imply that the information herein is correct as of any time subsequent to the date hereof.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered by this Prospectus (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and the notes thereto filed as a part of the Registration Statement. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed with the Commission as an exhibit are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company is an electronic filer under the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system maintained by the Commission. The Commission maintains a Web site (http://www.sec.gov) on the Internet that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission. In addition, documents filed by the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                          INCORPORATION BY REFERENCE

  The following documents, which have been filed by the Company (File No. 1-
8097) with the Commission, are incorporated herein by reference:

    (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

    (ii) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997;

    (iii) the Company's Current Report on Form 8-K dated March 4, 1997;

    (iv) the description of the Company's Preferred Share Purchase Rights contained in its Registration Statement on Form 8-A filed with the Commission on February 23, 1995 as amended by Form 8-A/A-1 filed with the Commission on March 4, 1997; and

    (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-B filed with the Commission on November 12, 1987 and the Registration Statement on Form 8-A, filed with the Commission on February 3, 1981, as amended by Form 8, filed with the Commission on August 22, 1985.

  All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Securities (by the filing of a post-effective amendment to the Registration Statement which indicates that all Securities offered hereby have been sold, or which deregisters all Securities then remaining unsold) shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents or reports.

  Any statement contained in a document which is, or is deemed to be, incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein) modifies or supersedes the previous statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this Prospectus, other than exhibits to any such document unless such exhibits are specifically incorporated by reference in the documents this Prospectus incorporates. Requests for such documents should be directed to ENSCO International Incorporated, 2700 Fountain Place, 1445 Ross Avenue, Dallas, Texas 75202-2792,
Attention: Corporate Secretary; telephone number (214) 922-1500.

                                  THE COMPANY

  The Company is an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico. The Company's complement of offshore drilling rigs includes 35 jackup rigs, 10 barge drilling rigs and eight platform rigs. The Company's operations are integral to the exploration, development and production of oil and gas.

  The Company was formed as a Texas corporation in 1975 and was reincorporated in Delaware in 1987. The Company's principal office is located at 2700 Fountain Place, 1445 Ross Avenue, Dallas, Texas 75202-2792 and its telephone number is (214) 922-1500.

                                USE OF PROCEEDS

  Except as otherwise set forth in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including, but not limited to the repayment of existing debt, working capital, capital expenditures, acquisitions and/or the repurchase of securities of the Company. The precise amounts and timing of the application of such net proceeds for such purposes will depend upon a variety of factors, including the Company's funding requirements and the availability of alternative sources of funding. The Company routinely reviews acquisition opportunities.

              RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
             COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the Company's ratios of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods set forth below.

                                      NINE MONTHS
                                         ENDED           FISCAL YEARS ENDED
                                     SEPTEMBER 30,          DECEMBER 31,
                                     -------------   --------------------------
                                      1997    1996   1996 1995 1994 1993 1992(1)
                                     ------- ------  ---- ---- ---- ---- ------
Ratio of Earnings to Fixed Charges..    15.1    7.0  7.6  3.7  3.6  3.3    --
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock
 Dividends(2).......................    15.1    7.0  7.6  3.7  3.1  2.3    --

--------
(1) The Company's earnings before fixed charges were inadequate on a historical basis to cover fixed charges for the year ended December 31, 1992. The additional amount of earnings required to cover fixed charges for 1992 would have been $18.3 million, and the additional amount of earnings required to cover combined fixed charges and preferred stock dividends for 1992 would have been $22.1 million.
(2) The Company eliminated its preferred stock dividend obligations in 1994.

  For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate (the "Offered Debt Securities"). The particular terms of the Offered Debt Securities and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Offered Debt Securities.

  The Debt Securities will be issued under an Indenture (the "Indenture") between the Company and a trustee (the "Trustee"). The statements under this caption relating to the Debt Securities and the Indenture are summaries only and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein. A copy of the form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Available Information." Certain capitalized terms used below and not defined herein have the respective meanings assigned to them in the Indenture.

TERMS

  The Debt Securities will be general unsecured obligations of the Company and may be either Senior Debt Securities or Subordinated Debt Securities. The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder and provides that Debt Securities may be issued from time to time thereunder in one or more series, each in an aggregate principal amount authorized by the Company prior to issuance. The Indenture does not limit the amount of other unsecured indebtedness or securities that may be issued by the Company.

  Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will not benefit from any covenant or other provision that would afford Holders of such Debt Securities special protection in the event of a highly leveraged transaction involving the Company.

  The specific terms of each series of Offered Debt Securities, which will be issued in registered form, will be set forth in the applicable Prospectus Supplement relating thereto, including, without limitation, the following, as applicable:

    1. the title and aggregate principal amount of the Offered Debt
  Securities;

    2. the date or dates on which the Offered Debt Securities will mature;

    3. the rate or rates (which may be fixed or variable) per annum, if any, at which the Offered Debt Securities will bear interest or the method of determining such rate or rates;

    4. the date or dates from which such interest, if any, will accrue and the date or dates at which such interest, if any, will be payable;

    5. the place or places, where, subject to any provision of the Indenture, the principal of (and premium, if any) and any interest on the Offered Debt Securities is payable;

    6. whether the Offered Debt Securities will be Senior Debt Securities or Subordinated Debt Securities;

    7. the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or analogous provision;

    8. the terms and conditions, if applicable, upon which such Offered Debt Securities will be convertible into Preferred Stock or Common Stock or exchangeable for Preferred Stock or Common Stock, including the conversion price or exchange rate, as the case may be (or the manner of calculation thereof);

    9. whether such Offered Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in temporary global form or permanent global form;

    10. if other than U.S. dollars, the currency or currencies (including composite currencies) in which such Offered Debt Securities will be denominated and in which the principal of, and premium and interest, if any, on, such Offered Debt Securities will be payable;

    11. whether, and the terms and conditions on which, the Company or a Holder may elect that, or the other circumstances under which, payment of principal of, or premium or interest, if any, on, such Offered Debt Securities is to be made in a currency or currencies (including composite currencies) other than that in which such Offered Debt Securities are denominated;

    12. if the amount of payments of principal of (and premium, if any) and any interest on the Offered Debt Securities may be determined with reference to any commodities, currencies or indices, or values, rates or prices, and the manner in which such amounts shall be determined;

    13. if other than the entire principal amount, the portion of the principal amount of the Offered Debt Securities that shall be payable upon acceleration of the stated maturity;

    14. in addition to those provided in the Indenture, any additional means of satisfaction and discharge of the Indenture with respect to the Offered Debt Securities or any additional conditions or discharges;

    15. any deletions or modifications of or additions to the Events of Default or the covenants of the Company with respect to the Offered Debt Securities; and

    16. any other specific terms of the Offered Debt Securities.

  No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  Substantially all of the assets of the Company are owned by Subsidiaries. Therefore, the Company's rights and the rights of its creditors, including the Holders of Debt Securities, to participate in the assets of any Subsidiary upon the Subsidiary's liquidation or recapitalization, will be subject to the prior claims of such Subsidiary's creditors.

  Offered Debt Securities may be sold at a discount (which may be substantial) below their stated principal amount bearing no interest or interest at a rate that at the time of issuance is below market rates. Any material United States federal income tax consequences and other special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Offered Debt Securities.

  If any of the Offered Debt Securities are sold for any foreign currency or currency unit or if the principal of, or premium or interest, if any, on, any of the Offered Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Offered Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

 Senior and Subordinated Debt Securities

  The Senior Debt Securities will be direct, unsecured obligations of the Company, ranking pari passu with all other unsecured and unsubordinated indebtedness of the Company. To the extent provided in the Prospectus Supplement, and any supplemental indenture, relating thereto, the Company may be required to secure Senior Debt Securities equally and ratably with other indebtedness with respect to which the Company elects or is required to provide security. The Subordinated Debt Securities will be unsecured and will be subordinated and junior to all "Senior Indebtedness" (which for this purpose includes any Senior Debt Securities) to the extent set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

  The Subordinated Debt Securities will be direct, unsecured obligations of the Company. The obligations of the Company pursuant to the Subordinated Debt Securities will be subordinate in right of payment to the extent set forth in the Indenture and the applicable supplemental Indenture to all Senior Indebtedness (including all Senior Debt Securities) (in each case as defined in the applicable supplemental Indenture). Except to the extent otherwise set forth in a Prospectus Supplement, the Indenture does not contain any restriction on the amount of Senior Indebtedness which the Company may incur.

  The terms of the subordination of a series of Subordinated Debt Securities, together with the definition of Senior Indebtedness related thereto, will be as set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

  The Subordinated Debt Securities will not be subordinated to indebtedness of the Company that is not Senior Indebtedness, and the creditors of the Company who do not hold Senior Indebtedness will not benefit from the subordination provisions described herein. In the event of the bankruptcy or insolvency of the Company before or after maturity of the Subordinated Debt Securities, such other creditors would rank pari passu with holders of the Subordinated Debt Securities, subject, however, to the broad equity powers of the Federal bankruptcy court pursuant to which such court may, among other things, reclassify the claims of any series of Subordinated Debt Securities into a class of claims having a different relative priority with respect to the claims of such other creditors or any other claims against the Company.

 Events of Default

  Unless otherwise provided with respect to any series of Debt Securities, the following are Events of Default under the Indenture with respect to the Debt Securities of such series issued under such Indenture: (i) failure to pay principal of (or premium, if any, on) any Debt Security of such series when due; (ii) failure to pay any interest on any Debt Security of such series when due, continued for 30 days; (iii) failure to deposit any mandatory sinking fund payment, when due, in respect of the Debt Securities of such series, continued for 30 days; (iv) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture for the benefit of a series of Debt Securities other than such series), continued for 90 days after written notice as provided in the Indenture; (v) certain events of bankruptcy, insolvency or reorganization; and (vi) any other Event of Default as may be specified with respect to Debt Securities of such series. If an Event of Default with respect to any outstanding series of Debt Securities occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of such series (in the case of an Event of Default described in clause (i), (ii), (iii) or (vi) above) or at least 25% in principal amount of all outstanding Debt Securities under the Indenture (in the case of other Events of Default) may declare the principal amount of all the Debt Securities of the applicable series (or of all outstanding Debt Securities under the Indenture, as the case may be) to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the Holders of a majority in principal amount of the outstanding Debt Securities of such series (or of all outstanding Debt Securities under the applicable Indenture, as the case may be) may, under certain circumstances, rescind and annul such declaration of acceleration. Depending on the terms of other indebtedness of the Company outstanding from time to time, an Event of Default under the Indenture may give rise to cross defaults on such other indebtedness of the Company.

  The Indenture provides that, within 90 days after the occurrence of a default in respect of any series of Debt Securities, the Trustee will give to the Holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any Debt Securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of the Debt Securities of such series; and provided further, that such notice shall not be given until at least 30 days after the occurrence of a default in the performance or breach of any covenant or warranty of the Company under such Indenture other than for the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any Debt Securities of such series. For the purpose of this provision, "default" with respect to Debt Securities of any series means any event that is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the Debt Securities of such series.

  The Holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the Indenture) have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series (or of all outstanding Debt Securities under the Indenture). The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the applicable Indenture and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of the Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request.

  The Holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the Indenture) may on behalf of the Holders of all Debt Securities of such series (or of all outstanding Debt Securities under the Indenture) waive any past default under the Indenture, except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security or in respect of a provision that under the applicable Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected. The Holders of a majority in principal amount of the outstanding Debt Securities affected thereby may on behalf of the Holders of all such Debt Securities waive compliance by the Company with certain restrictive provisions of the Indenture.

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

 Modification

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the outstanding Debt Securities under the Indenture affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby, (i) change the stated maturity date of the principal of, or any installment of principal of or interest on, any Debt Security, (ii) reduce the principal amount of, or the premium (if any) or interest on, any Debt Security, (iii) change the place or currency or currencies (including composite currencies) of payment of principal of, or premium (if any) or interest on, any Debt Security, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security or (v) reduce the percentage in principal amount of outstanding Debt Securities, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

  The Indenture provides that the Company and the Trustee may, without the consent of any Holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in the Indenture, provided that such action to cure ambiguities or inconsistencies shall not adversely affect the interests of the Holders of the Debt Securities in any material respect.

 Consolidation, Merger and Sale of Assets

  The Company, without the consent of any Holders of outstanding Debt Securities, may consolidate with or merge into, or convey, transfer or lease its assets substantially as an entirety to, any Person, provided that (i) the Person formed by such consolidation or into which the Company is merged or that acquires or leases the assets of the Company substantially as an entirety is a Person that expressly assumes by supplemental indenture the Company's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to the transaction, no Event of Default and no event that, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing, and (iii) certain other conditions are met. Upon compliance with these provisions by a successor Person, the Company will (except in the case of a lease) be relieved of its obligations under the Indenture and the Debt Securities.

 Discharge and Defeasance

  The Company may terminate its obligations under the Indenture, other than its obligation to pay the principal of (and premium, if any) and interest on the Debt Securities of any series and certain other obligations, provided that it (i) irrevocably deposits, or causes to be irrevocably deposited with the Trustee as trust funds, money or U.S. Government Obligations, maturing as to principal and interest sufficient to pay the principal of, any interest on, and any mandatory sinking funds in respect of, all outstanding Debt Securities of such series on the stated maturity of such payments or on any redemption date and (ii) complies with any additional conditions specified to be applicable with respect to the covenant defeasance of Debt Securities of such series.

  The terms of any series of Debt Securities may also provide for legal defeasance pursuant to the Indenture. In such case, if the Company (i) irrevocably deposits or causes to be irrevocably deposited money or U.S. Government Obligations as described above, (ii) makes a request to the Trustee to be discharged from its obligations on the Debt Securities of such series and (iii) complies with any additional conditions specified to be applicable with respect to legal defeasance of Debt Securities of such series, then the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series, the obligations of the Company under the Indenture and the Debt Securities of such series to pay the principal of (and premium, if any) and interest on the Debt Securities of such series shall cease, terminate and be completely discharged, and the Holders thereof shall thereafter be entitled only to payment out of the money or U.S. Government Obligations deposited with the Trustee as aforesaid, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment.

  "U.S. Government Obligations" is defined in the Indenture as direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof.

 Form, Exchange, Registration and Transfer

  Debt Securities are issuable in definitive form as Registered Debt Securities. Reference is made to the Prospectus Supplement for the terms relating to the form, exchange, registration and transfer of Debt Securities issuable in temporary or permanent global forms.

  Registered Debt Securities of any series will be exchangeable for other Registered Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

  Registered Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the Person making the request. Except to the extent otherwise indicated in the applicable Prospectus Supplement, the Company will appoint the Trustee as Security Registrar. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Debt Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

  In the event of any redemption in part, the Company shall not be required to
(i) issue, register the transfer of or exchange Registered Debt Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Debt Securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or (ii) register the transfer of or exchange any Registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Debt Security being redeemed in part.

 Payment and Paying Agents

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Registered Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Debt Securities will be made to the Person in whose name such Registered Debt Security is registered at the close of business on the Regular Record Date for such interest.

  Unless otherwise indicated in an applicable Prospectus Supplement, the Corporate Trust Office of the Trustee in New York, New York will be designated as a Paying Agent for the Company for payments with respect to Debt Securities issuable solely as Registered Debt Securities. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series.

  All monies paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security that remain unclaimed at the end of three years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

 Book-entry Debt Securities

  The Debt Securities of a series may be issued, in whole or in part, in the form of one or more global Debt Securities that would be deposited with a depositary or its nominee identified in the applicable Prospectus Supplement. Global Debt Securities may be issued in either temporary or permanent form. The specific terms of any depositary arrangement with respect to any portion of a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in any such global Debt Security representing all or a portion of a series of Debt Securities will be described in the applicable Prospectus Supplement.

 Meetings

  The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as described under "Notices" below. Except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under "Modification" above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under "Modification" above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority in principal amount of the Outstanding Debt Securities of a series, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Subject to the proviso set forth above, any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series.

 Governing Law

  The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

 Notices

  Notices to Holders of Registered Debt Securities will be given by mail to the addresses of such Holders as they appear in the Security Register.

 The Trustee

  The Trustee for each series of Debt Securities will be identified in the applicable Prospectus Supplement. The Indenture contains certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

  The Trustee may from time to time serve as a depositary of funds of, make loans to and perform other services for the Company.

                       DESCRIPTION OF EQUITY SECURITIES

GENERAL

  The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock, par value $.10 per share, 15,000,000 shares of Preferred Stock, par value $1.00 per share and 5,000,000 shares of First Preferred Stock, par value $1.00 per share. On October 31, 1997, 142,282,699 shares of Common Stock were issued and outstanding and no shares of Preferred Stock or First Preferred Stock were outstanding. All issued and outstanding shares of Common Stock are fully-paid and non-assessable.

  The Company's Amended and Restated Certificate of Incorporation provides that any dividend on shares of First Preferred Stock shall be paid, or declared and set apart for payment, before any dividend shall be paid, or declared and set apart for payment, on shares of Common Stock or any subordinate series of Preferred Stock. In addition, the Amended and Restated Certificate of Incorporation provides that the Preferred Stock shall generally be subordinate to the First Preferred Stock. However, the Board of Directors may grant powers, preferences and rights to any series of Preferred Stock which are on parity with, or senior to, the powers, preferences and rights of any series of First Preferred Stock, provided that such series or class of First Preferred Stock shall have approved of such powers, preferences and rights by an applicable vote.

  On February 21, 1995, the Company filed a Certificate of Designations creating a series of 1,250,000 shares of Preferred Stock designated as Series A Junior Participating Preferred Stock (the "Series A Junior Participating Preferred Stock") in connection with establishing a stockholder rights plan. See "Certain Provisions of Certificate of Incorporation, Bylaws and Statute-- Stockholder Rights Plan."

PREFERRED STOCK

 Terms

  The following description of the Preferred Stock summarizes certain general terms and provisions of each series of Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of a particular series of Preferred Stock will be summarized in the Prospectus Supplement relating to such series. The summaries of the terms of the Preferred Stock below and in any Prospectus Supplement do not, and will not, purport to be complete and are subject to, and qualified in their entirety by reference to, the Company's Amended and Restated Certificate of Incorporation (as it may be amended from time to time) and the certificate of designations establishing a series of Preferred Stock (each, a "Certificate of Designations"), which will be filed with the Commission as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part, at or prior to the time of the issuance of such series of Preferred Stock.

  The Board of Directors is authorized (without further stockholder action) to provide for issuance of the Preferred Stock of the Company from time to time, in one or more series, and to fix the dividend rate, conversion or exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and qualifications, limitations and restrictions thereof with respect to each series.

  An applicable Prospectus Supplement will set forth or describe other specific terms regarding each series of Preferred Stock offered thereby, including, without limitation:

    1. the distinctive title of such Preferred Stock;

    2. the number of shares of such Preferred Stock offered, the liquidation preference per share and the initial offering price of such Preferred Stock;

    3. the dividend rate, period and/or payment date applicable to such Preferred Stock;

    4. the date from which dividends on such Preferred Stock shall accumulate, if applicable;

    5. whether the shares of Preferred Stock may be issued at a discount below their liquidation preference ("Original Issue Discount Preferred Stock"), and material United States federal income tax, accounting and other considerations applicable to Original Issue Discount Preferred Stock;

    6. whether the dividends, if any, on the Preferred Stock are to be payable, at the election of the Company or a holder thereof, in cash or in additional shares of Preferred Stock ("PIK Preferred Stock") and the period or periods within which, and the terms and conditions upon which, such election may be made, and material United States federal income tax, accounting and other considerations applicable to such PIK Preferred Stock;

    7. the provision for a sinking fund, if any, for such Preferred Stock;

    8. the provision for redemption, if applicable, of such Preferred Stock;

    9. any listing of such Preferred Stock on any securities exchange or any quotation on an automated quotation system;

    10. the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock or exchangeable for Debt Securities, including the conversion price or exchange rate, as the case may be (or the manner of calculation thereof);

    11. a discussion of federal tax considerations applicable to such Preferred Stock;

    12. the relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    13. any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with a series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    14. the voting powers, if any, of such Preferred Stock, in addition to those set forth below; and

    15. any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

  The Preferred Stock will have no preemptive rights. All of the Preferred Stock, upon payment in full therefor, will be fully-paid and non-assessable.

 Dividends

  Unless otherwise set forth in an applicable Prospectus Supplement, the holders of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of the funds of the Company legally available therefor, dividends at such rate and on such dates and on such terms as shall be set forth in the Prospectus Supplement relating to such series. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto.

 Ranking

  The Preferred Stock will rank senior in right of payment to the Common Stock, and the First Preferred Stock (unless its terms otherwise provide) will rank senior in right of payment to the Preferred Stock, as to dividends and upon liquidation, dissolution or winding up of the Company, except as set forth in the Prospectus Supplement relating thereto.

 Conversion

  The terms and conditions, if any, upon which any series of Preferred Stock will be convertible into Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Preferred Stock or at the option of the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

 Exchange

  The Prospectus Supplement may provide that the Company may, at its option, exchange, in whole or in part, any series of Preferred Stock for Debt Securities. The terms, notice and procedures for any such exchange will be set forth in the applicable Prospectus Supplement.

 Voting Rights

  Unless otherwise provided in the applicable Prospectus Supplement, holders of record of each series of Preferred Stock will have no voting rights, except as required by law and as provided in the applicable Certificate of Designations. However, if any series of Preferred Stock has voting rights, such Preferred Stock shall not have the right to vote as a separate class on any matter, except as provided by law.

 Redemption Provisions

  The Preferred Stock of each series will have such optional or mandatory redemption terms, if any, as shall be set forth in the applicable Prospectus Supplement.

 Certain Covenants

  The applicable Prospectus Supplement will describe any material covenants in respect of any series of Preferred Stock.

 Transfer Agent and Registrar

  The transfer agent, registrar and dividend disbursement agent for the Preferred Stock will be designated in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to stockholders of any meetings at which holders of the Preferred Stock have the right to elect directors of the Company or to vote on any other matter.

COMMON STOCK

 Dividends

  The Company paid no dividends on its Common Stock until September 1997. In September 1997, the Company paid a cash dividend of $.025 per share on its shares of Common Stock. The Company currently intends to continue to pay such dividend in the foreseeable future. However, the final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Board of Directors and will depend on, among other things, the Company's profitability, liquidity, financial condition, and capital requirements.

 Voting Rights

  Each share of Common Stock is entitled to one vote.

 Transfer Agent and Registrar

  The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

  The foregoing descriptions of the Preferred Stock and Common Stock are summaries, and reference is herein made to the detailed provisions of the Company's Amended and Restated Certificate of Incorporation (including, without limitation, the Certificate of Designations relating to any series of Preferred Stock filed hereafter and incorporated by reference herein) and the Company's Bylaws, copies of which are incorporated by reference herein.

    CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BYLAWS AND STATUTE

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

  The General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may limit the personal liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The Amended and Restated Certificate of Incorporation provides for the elimination and limitation of the personal liability of directors of the Company for monetary damages except for situations described in (i) through
(iv) above. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

  Pursuant to Section 145 of the DGCL, the Company generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

  The Company's Amended and Restated Certificate of Incorporation provides, in general, that the Company must indemnify its officers and directors under certain of the circumstances defined in Section 145 of the DGCL. In addition, the Amended and Restated Certificate of Incorporation provides that no directors of the Company will be liable to the Company or its stockholders for monetary damages for any breach of such director's fiduciary duties, with certain exceptions.

  The Bylaws provide that the Company shall indemnify its officers, directors, employees, and agents to the full extent permitted by the DGCL.

  The Company has entered into an indemnity agreement with each officer and director of the Company that provides for indemnification to the fullest extent of applicable law for any threatened, pending or completed action, suit or proceeding arising out of the fact that such person was serving as an officer or director of the Company. In addition, the agreements provide for the advancement of expenses for defending against such claims upon such person's undertaking to repay such advances if it is determined that he is in fact not entitled to indemnification.

SECTION 203 OF THE DGCL

  The Company is subject to the "business combination" statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL ("Section 203") prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date of the transaction in which a person became an "interested stockholder," unless (i) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
(iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits the Company to elect not to be governed by its provisions, the Company to date has not made this election. As a result of the application of Section 203, potential acquirors of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

RESTRICTIONS ON ALIEN OWNERSHIP

  The Company's Amended and Restated Certificate of Incorporation contains certain provisions to limit ownership and control of shares of any class of capital stock of the Company by certain non-U.S. citizens in order to permit the Company to hold, obtain or reinstate a license or franchise from a governmental agency necessary to conduct its business as an owner and operator of U.S.-flag vessels. The Company's Amended and Restated Certificate of Incorporation restricts the transfer of shares of Common Stock when such transfer would result in the ownership or control by one or more non-U.S. citizens of an aggregate percentage of the shares of Common Stock in excess of a specified percentage and under certain circumstances, provides that certain capital stock owned by non-U.S. citizens may not be permitted to vote or receive dividends.

CLASSIFIED BOARD OF DIRECTORS

  The Company's Amended and Restated Certificate of Incorporation provides that the Board of Directors of the Company is divided into three classes of directors. Each class of directors serves a staggered three-year term. The classified board may make it more difficult for any stockholder who is attempting to acquire the Company, including a stockholder holding a majority of shares, to succeed. Such a stockholder will be unable to force immediate changes in the composition of a majority of the Board of Directors, since the terms of approximately one-third of the incumbent directors would expire each year, and at least two annual meetings would be required for stockholders to change a majority of the Board of Directors.

STOCKHOLDER RIGHTS PLAN

  On February 21, 1995, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was payable on March 6, 1995 (the "Rights Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company at a price of $250.00 per one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Purchase Price"), subject to adjustment. The Rights are described in the Company's Registration Statement on Form 8-A filed with the Commission on February 23, 1995, as amended by Form 8-A/A-1 filed with the Commission on March 4, 1997, which are incorporated herein by reference.

                             PLAN OF DISTRIBUTION

  The Company may sell Securities to one or more underwriters for public offering and sale, and also may sell Securities directly to investors or to other purchasers or through dealers or agents. Any such underwriter, dealer or agent involved in the offer and sale of the Securities will be named in an applicable Prospectus Supplement.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods of sale.

  In connection with distributions of Common Stock or otherwise, the Company may enter into hedging transactions with broker-dealers in connection with which such broker-dealers may sell Common Stock registered hereunder in the course of hedging through short sales of the positions they assume with the Company.

  In connection with the sale of Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents who participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

  Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

  If so indicated in a Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

  Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business.

  The Securities may or may not be listed on a national securities exchange or quoted on an automated quotation system (other than the Common Stock, which is listed on the New York Stock Exchange). Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurances can be given that there will be an active trading market for the Securities.

                          VALIDITY OF THE SECURITIES

  The validity of the Securities offered hereby will be passed upon for the Company by Baker & McKenzie, Dallas, Texas.

                                    EXPERTS

  The financial statements and notes thereto incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  With respect to the unaudited consolidated financial information of the Company for the nine-month periods ended September 30, 1997 and 1996, for the six-month periods ended June 30, 1997 and 1996 and for the three-month periods ended March 31, 1997 and 1996 incorporated by reference in this Prospectus, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated October 31, 1997, July 28, 1997 and April 28, 1997 incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their reports had not been included. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of section 11 of the Securities Act of 1933 for their reports on the unaudited consolidated financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by Price Waterhouse LLP within the meaning of sections 7 and 11 of the Securities Act of 1933.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PRO-SPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CRE-ATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Forward-Looking Information...............................................   S-2
Prospectus Supplement Summary.............................................   S-3
The Offering..............................................................   S-5
Summary Consolidated Financial Data.......................................   S-6
Use of Proceeds...........................................................   S-7
Capitalization............................................................   S-7
Business..................................................................   S-8
Selected Consolidated Financial Data......................................  S-13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-15
Description of Notes and Debentures.......................................  S-21
Underwriting..............................................................  S-27
Validity of the Notes and Debentures......................................  S-28

                                  PROSPECTUS
Available Information.....................................................     2
Incorporation by Reference................................................     3
The Company...............................................................     4
Use of Proceeds...........................................................     4
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges
 and Preferred Stock Dividends............................................     4
Description of Debt Securities............................................     5
Description of Equity Securities..........................................    12
Certain Provisions of Certificate of Incorporation, Bylaws and Statute....    15
Plan of Distribution......................................................    17
Validity of the Securities................................................    18
Expert....................................................................    18

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                                 $300,000,000

                              ENSCO INTERNATIONAL
                                 INCORPORATED

                                 $150,000,000
                         % NOTES DUE NOVEMBER   , 2007

                                 $150,000,000
                       % DEBENTURES DUE NOVEMBER   , 2027

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            [Logo of ENSCO International Incorporated appears here]

                               ----------------

                             GOLDMAN, SACHS & CO.
                                BT ALEX. BROWN
                          CREDIT SUISSE FIRST BOSTON
                             SALOMON BROTHERS INC

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